NAME OF REGISTRANT: General Motors Company

NAME OF PERSON RELYING ON EXEMPTION: Green Century Capital Management, Inc.

ADDRESS OF PERSON RELYING ON EXEMPTION: 114 State Street, Suite 200, Boston, MA 02109

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Shareholder Proposal No. 5 on General Motors Company's 2025 Proxy Statement:

REPORT ON SUPPLY CHAIN GHG EMISSIONS REDUCTION STRATEGIES

General Motors Company Symbol: GM

Filed by: Green Century Capital Management, Inc.

Green Century Capital Management, Inc. seeks your support for the proposal filed at General Motors Company (hereby referred to as “GM” or the “Company”) on behalf of GM stockholder, Amy Floyd (collectively, the “Proponent”), in the 2025 proxy statement. The proposal asks the Company to disclose if and how it plans to align its supply chain greenhouse gas (GHG) emissions reduction strategies with its zero emissions ambition. The Proponent believes such disclosures would increase transparency of the Company’s plans to address supply chain GHG emissions in line with its zero emissions ambition.

RESOLVED: Shareholders request that General Motors, at reasonable expense and omitting proprietary information, issue a report describing if and how it plans to align its supply chain GHG emissions reduction strategies with its zero emissions ambition.

SUPPORTING STATEMENT: The essential purpose of this proposal is for GM to produce forward-looking disclosures demonstrating whether its existing policies and actions are aligned with its zero emissions ambition, and if not, to provide additional strategies and metrics accordingly. In developing the disclosures, proponents recommend:

•	Taking into consideration approaches used by groups such as ResponsibleSteel and SteelZero;
•	Describing how GM intends to meet its commitment to purchase at least 10% near-zero carbon steel and low carbon aluminum by 2030; and
•	Analyzing the financial and climate-related impacts on GM’s business of a range of low-carbon steel adoption scenarios.

RATIONALE FOR A “YES” VOTE

1.	Supply Chain Risk – To achieve zero emissions, GM will need to significantly scale up procurement of low-carbon steel and aluminum. Given the constrained supply of these materials, disclosure of a clear plan would signal demand and reduce the risk of supply chain disruption.
2.	Competitive Risk – Peers, particularly in Europe, have disclosed more robust supply chain GHG emissions mitigation steps and plans. Consumers in certain key markets may choose to buy vehicles from companies that demonstrate leading sustainability practices.
3.	Regulatory Risk – Emerging EU regulations mandate carbon footprint reporting and maximum thresholds for batteries, as well as a carbon levy on the import of certain products, including steel. These and similar new laws will increase costs for high-emissions supply chain materials.

4.	Failure to Meet Investor Expectations – Investors increasingly expect companies to disclose a comprehensive plan of action to achieve their climate goals. GM should produce a plan to mitigate supply chain GHG emissions in line with its zero emissions ambition.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Green Century Capital Management, Inc. is not able to vote your proxies, nor does this communication contemplate such an event. Green Century Capital Management, Inc. urges shareholders to vote for Shareholder Proposal No. 5 following the instruction provided on the management’s proxy mailing.

EXECUTIVE SUMMARY

In its 2023 Sustainability Report entitled “Journey to Zero,” GM sets out a vision of a world with zero crashes, zero emissions and zero congestion. While the Company has committed to achieving carbon neutrality in global products and operations by 2040 in line with this zero emissions vision, it does not disclose a target or plans to mitigate supply chain emissions, which represent 16% of its contribution to climate change.1

This proposal makes the commonsense request that GM’s climate transition plan fully address its supply chain GHG emissions. A comprehensive climate transition plan describes the strategies, milestones, and timelines for the Company to deliver on its decarbonization targets – which are as necessary for GM's supply chain as they are for its other emissions sources.

Notably, GM has disclosed some actions it is taking to reduce supply chain GHG emissions,2 such as:

•	Inviting Tier I suppliers to commit to carbon neutrality for Scope 1 and Scope 2 emissions relevant to products or services they provide GM
•	Monitoring participating global Tier I and Tier II suppliers’ sustainability performance
•	Maintaining membership in the First Movers Coalition, demonstrating a commitment to procuring 10% low-carbon steel and aluminum by 2030

While these steps are likely to somewhat reduce supply chain emissions, they fall short of targets and a plan to effectuate GM’s zero emissions vision. Producing the report requested by this proposal would help assure investors that GM has a plan to mitigate these emissions and related supply chain, competitive and regulatory risks in line with investor expectations.

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1 https://www.gm.com/content/dam/company/docs/us/en/gmcom/company/GM_2023_SR.pdf, p10

2 https://www.gm.com/content/dam/company/docs/us/en/gmcom/company/GM_2023_SR.pdf

I.	SUPPLY CHAIN RISK

Primary aluminum production in the U.S. is virtually non-existent, while North American aluminum consumption by automakers is expected to grow 24% between 2020 and 2030 for light-duty vehicles.3 Steel supply is similarly constrained, and no primary near-zero steel is currently produced in the United States, though several initiatives are in process.4

To achieve zero emissions, GM will need to significantly scale up procurement of low-carbon steel and aluminum from its current target of 10% procurement by 2030. Given the constrained supply of these materials, disclosure of a clear plan, including updated targets, would signal demand, lock in supply of scarce resources, and minimize potential supply chain disruption.

To further signal demand for low-carbon supply chain materials, GM could include, in a supply chain GHG emissions mitigation plan, such actions as:

•	Setting supply chain GHG emissions reduction targets
•	Securing and/or scaling up agreements with near-zero steel and low-carbon aluminum suppliers
•	Joining initiatives such as ResponsibleSteel, SteelZero, the RMI Sustainable Steel Buyers Platform and the Aluminum Stewardship Initiative, which help the steel and aluminum industries transition to low-carbon energy sources and manufacturing processes.

Outlining such steps or others GM deems appropriate in a disclosure detailing how the Company plans to mitigate supply chain GHG emissions in line with its zero emissions ambition would help ensure the volume of near-zero steel, low-carbon aluminum, and other supply chain materials necessary to achieve it, thereby mitigating supply chain risk.

II.	COMPETITVE RISK

GM lags competitors that are mitigating supply chain GHG emissions in line with their climate goals:

•	Volkswagen has set supply chain GHG emissions reduction targets[5] and BMW includes detailed supply chain emissions reductions in its Scope 3 climate targets.[6]
•	Volvo and Mercedes-Benz have taken steps to improve the sustainability of their steel supply chains by participating in the steel plant certification standard, ResponsibleSteel.[7]
•	Volvo and Polestar have joined SteelZero, pledging to procure 50% lower emission steel by 2030 and 100% by 2050.[8]

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3 https://www.statista.com/statistics/496185/pounds-of-aluminum-per-car-in-north-america/

4 https://www.canarymedia.com/articles/clean-industry/us-pledges-up-to-1b-for-two-pioneering-green-steel-projects

5 https://www.volkswagen-group.com/en/publications/more/group-sustainability-report-2023-2674

6 https://www.bmwgroup.com/content/dam/grpw/websites/bmwgroup_com/ir/downloads/en/2025/bericht/BMW-Group-Report-2024-en.pdf

7 https://www.responsiblesteel.org/members-and-associates

8 https://www.theclimategroup.org/steelzero-members

•	BMW,[9] Mercedes,[10] Volvo,[11] Porsche,[12] Volkswagen[13] and others have signed offtake agreements for near-zero emissions steel from suppliers such as H2 Green Steel and Thyssenkrupp Steel.

Consumers may choose to buy vehicles from companies that implement leading sustainability practices. GM’s lack of a plan to fully mitigate its contribution to climate change may become a factor in customer purchasing decisions, particularly in European markets where 65% of the population would contribute 1% of their household income every month to fight global warming.14

III.	REGULATORY RISK

mailto:ekanarick@greencentury.com

New regulations are driving up the costs of relying upon high-emissions supply chain materials such as steel, aluminum, and batteries. GM could mitigate the costs associated with these emerging regulations by clarifying and accelerating its efforts to decarbonize its supply chain.

•	Carbon-intensive steel costs are predicted to rise in the EU market.[15] Under the EU’s Emissions Trading System (ETS), European steel producers will have reduced emissions allowances through 2034 and may be penalized for exceeding them. Meanwhile, materials, including steel, imported into the EU will be subject to a carbon levy under the Carbon Border Adjustment Mechanism (CBAM) starting in 2026.[16] Both ETS and CBAM will require tracking and payments for emissions associated with imports.
•	The EU’s Corporate Sustainability Due Diligence Directive (CSDDD) requires companies to address adverse environmental impacts in their value chain.[17] Under this legislation, GM will be subject to reporting requirements for its value chain and may be vulnerable to fines and lawsuits if suppliers continue to cause environmental harm.[18]
•	The EU Batteries Regulation mandates that batteries in the EU market, including those used in electric vehicles, will need to comply with EU sustainability priorities. This will entail carbon footprint declarations and maximum life cycle carbon footprint thresholds.[19]
•	China’s Carbon Emission Trading Market will be updated to include steel and aluminum. Suppliers that exceed their emissions allocations will face higher costs, which will likely be passed along the value chain.[20]

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9 https://stegra.com/news-and-stories/h2-green-steel-and-bmw-group-sign-final-agreement-on-delivery-of-co2-reduced-steel

10 https://stegra.com/news-and-stories/mercedes-benz-and-h2-green-steel-announce-agreements-in-both-europe-and-north-america

11 https://stegra.com/news-and-stories/h2-green-steel-collaborates-with-volvo-group-for-supply-of-near-zero-emissions-steel

12 https://newsroom.porsche.com/en/2023/sustainability/porsche-co2-reduced-steel-in-sports-cars-34225.html

13 https://www.volkswagen-group.com/en/press-releases/green-steel-for-sustainable-mobility-thyssenkrupp-steel-and-volkswagen-groups-new-collaboration-18757

14 https://www.theguardian.com/environment/2025/apr/22/activate-climate-silent-majority-support-supercharge-action

15 https://www.spglobal.com/commodity-insights/en/news-research/blog/metals/082423-eu-steel-emissions-to-see-higher-penalties-as-free-allowances-get-taken-away

16 https://customs-taxation.learning.europa.eu/pluginfile.php/34635/mod_resource/content/2/Course%20Takeaways.pdf

17 https://commission.europa.eu/business-economy-euro/doing-business-eu/sustainability-due-diligence-responsible-

business/corporate-sustainability-due-diligence_en

18 https://cdpturkey.sabanciuniv.edu/en/content/cdp-prepares-companies-eus-corporat-sustainability-due-diligence-directive-csddd

19 https://www.trade.gov/market-intelligence/eu-batteries-regulation-2023

20 https://www.reuters.com/sustainability/china-expand-carbon-trading-market-steel-cement-aluminium-2025-03-26/

IV.	FAILURE TO MEET INVESTOR EXPECTATIONS

A climate transition plan demonstrates to capital markets and stakeholders that a company has a forward-looking plan, with milestones and timelines, for achieving its climate goals.21

GM's public reporting does not disclose if or how it has made progress toward reducing supply chain GHG emissions, or how it plans to reduce them in line with its zero emissions ambition. GM is therefore misaligned with best practices outlined by leading climate-disclosure organizations, including The Transition Plan Taskforce (TPT) and the Taskforce for Climate-related Financial Disclosures (TCFD), which recommend companies report on current and planned initiatives to address material sources of GHG emissions, as well as metrics to monitor and track progress.22

As the World Resources Institute notes, “we can no longer rely on science-based target setting as our only indicator of progress. The bar for corporate climate leadership has risen. Now we need to see the plan of action.”23 Investors increasingly expect disclosure of a comprehensive climate transition plan to achieve climate goals.24 It's time for GM to enhance its plan accordingly.

V.	CONCLUSION

In effect, this proposal makes the commonsense request that GM’s climate transition plan fully address GHG emissions from its supply chain. A climate transition plan describes the strategies, milestones, and timelines for the Company to deliver on its decarbonization targets – which are as necessary for GM’s supply chain as they are for its other emissions sources.

GM recognizes that to make the biggest impact on climate change, it needs to focus on investing in programs that reduce GHG emissions.25 Disclosing plans to mitigate supply chain GHG emissions in line with GM's zero emissions ambition will help assure investors that the Company has a comprehensive plan to address associated supply chain, competitive, and regulatory risks in line with investor expectations.

Shareholders are urged to vote FOR proposal No. 5: REPORT ON SUPPLY CHAIN GHG EMISSIONS REDUCTION STRATEGIES.

For questions regarding this proposal, please contact Annie Sanders, Green Century Capital Management, asanders@greencentury.com.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Green Century Capital Management, Inc. is not able to vote your proxies, nor does this communication contemplate such an event. Green Century Capital Management, Inc. urges shareholders to vote for Shareholder Proposal No. 5 following the instruction provided on the management’s proxy mailing.

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21 https://cdn.cdp.net/cdp-production/cms/reports/documents/000/007/783/original/CDP_Climate_Transition_Plans_2024.pdf?1720436354

22https://www.ifrs.org/content/dam/ifrs/knowledge-hub/resources/tpt/disclosure-framework-oct-2023.pdf,p28; https://assets.bbhub.io/company/sites/60/2021/07/2021-Metrics_Targets_Guidance-1.pdf, p42

23 https://www.wri.org/insights/rising-bar-corporate-climate-action

24 https://theinvestoragenda.org/blog/review-of-230-investors-finds-icaps-are-becoming-common-practice/

25 https://www.gm.com/content/dam/company/docs/us/en/gmcom/company/GM_2023_SR.pdf, p10